UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

Trans World Corporation
(Name of Issuer)
Shares of Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
89336R207
(CUSIP Number)
Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
4514 Cole Avenue, Suite 808
Dallas, TX 75205
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Value Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,480,982

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,480,982

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,480,982

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,480,982

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,480,982

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,480,982

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,480,982

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,480,982

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,480,982

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,480,982

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,480,982

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,480,982

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Amendment No. 7 to Schedule 13D

     This Amendment No. 7 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), Ewing Asset Management, LLC, a Texas limited liability company ("EAM") and Timothy G. Ewing (all such persons collectively referred to herein as the "Reporting Persons"), as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $0.001 per share ("Common Stock") of Trans World Corporation, a Nevada corporation (the "Issuer"), as filed with the Securities and Exchange Commission ("SEC") on July 11, 1996 and as amended from time to time since such date to the date hereof (the "Statement").

     This amendment is being made to disclose the sale of Common Stock by Value Partners.

Item 1	Security and Issuer

Item 1 of the Statement is hereby amended and restated as follows:

This statement relates to the Common Stock of the Issuer. The principal executive office of the Issuer is 545 Fifth Avenue, Suite 940, New York, NY 10017.

Item 2	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

(a)-(c) This Statement is filed on behalf of Value Partners, Ewing & Partners, EAM and Timothy G. Ewing. Ewing & Partners is the general partner of Value Partners, Mr. Ewing and EAM are the partners of Ewing & Partners, and Mr. Ewing is also the sole member of EAM.  The principal place of business for Mr. Ewing, Ewing & Partners, EAM and Value Partners is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

The principal occupation or employment of Mr. Ewing is managing partner of Ewing & Partners. The principal business of Ewing & Partners is serving as manager and general partner of Value Partners as well as manager to two other investment partnerships, Endurance Partners, L.P., a Texas limited partnership, and Endurance Partners (Q.P.), L.P., a Texas limited partnership. The principal business of EAM is acting as a partner of Ewing & Partners and general partner of Endurance General Partners, L.P., a Texas limited partnership. The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

(d)-(e) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ewing is a citizen of the United States of America.

Item 5	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a) As of the date of this filing the Reporting Persons may be deemed to beneficially own 3,480,982 shares of Common Stock of the Issuer, representing 44.4% of the 7,840,869 outstanding shares of Issuer's Common Stock (according to the Issuer's most recent Quarterly Report on Form 10-QSB filed with the SEC on November 2, 2006). The filing of this statement shall not be construed as an admission that any of the Reporting Persons is a beneficial owner of such shares of Issuer's Common Stock for purposes of Sections 13(d) and 13(g) under the Securities Exchange Act of 1934 (the "1934 Act") or for any other purpose under any other provision of the 1934 Act or the rules and regulations promulgated thereunder.

(b) Value Partners has the sole power to vote and dispose of the 3,480,982 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 3,480,982 shares of Common Stock owned by Value Partners. Similarly, Mr. Ewing and EAM, as partners of Ewing & Partners, may direct the vote and dispostion of the 3,480,982 shares of Common Stock owned by Value Partners.

(c) On November 28, 2006, Value Partners sold 78,406 shares of Issuer's Common Stock in an open market transaction at $2.20 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Statement.

(e) Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Value Partners, Ltd.
Date: December 5, 2006

By:	Ewing & Partners, as General Partner
By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Ewing & Partners
Date: December 5, 2006

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Ewing Asset Management, LLC
Date: December 5, 2006

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Timothy G. Ewing
Date: December 5, 2006

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Beth N. Lowson, Jerry J. Carannante and Joseph D. Zargari, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of August 2006.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing